Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 12, 2010

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)

To Mr. Hallock:

Reference is made to the filing under Rule 485(a)(2) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0000930413-10-004694) on September 1, 2010 by the Registrant. With respect to this filing, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Timothy J. Bresnahan on October 26, 2010. Set forth below are the SEC staff’s comments and the Registrant’s responses.

Transamerica WMC Quality Value:

1.	Comment: Uncashed Checks Issued on Your Account: Please explain the process when a shareholder cannot be located and the check is returned to Transamerica Asset Management, Inc. (“TAM”)

Response: If a check is returned to TAM, TAM will reinvest the check proceeds into the shareholder’s account at the net asset value next calculated after reinvestment. If applicable, TAM will also change the account distribution option from cash to reinvest. The Registrant believes that the relevant disclosure in the prospectuses is sufficiently clear. Accordingly, no change has been made to the prospectuses.

2.

Comment: Minimum Account Balance: Confirm that if the account balance falls below $1,000, the account will be closed upon 60 day’s notice to the shareholder. Is this procedure consistent with minimum account levels that fall below $1,000 due to market action not due to actions taken by the investor?

Response: Additional disclosure has been added to the prospectuses in the section entitled “Shareholder Information”.

3.	Comment: Facing Sheet: On the facing sheet of the filing, confirm that the Registrant can incorporate by reference, pursuant to Form N-1A.

Response: The Registrant confirms that the fund can incorporate by reference.

4.	Comment: The SEC disclaimer for the Class A, C and I prospectus has been included twice.

Response: This was a typographical error in EDGAR and has been corrected.

5.	Comment: The fee tables should only reflect 1 and 3 year information and should not include 10 year information.

Response: The fee tables have been revised to reflect only 1 and 3 year information.

6.	Comment: Please confirm that the fund intends to invest in depositary receipts.

Response: The Registrant confirms that the fund intends to invest in depositary receipts.

7.

Comment: The fund’s principal investment strategies state that generally, less than 5% of fund assets will be invested in cash and cash equivalents, subject to a maximum of 10% of fund assets. The last paragraph in the fund’s principal investment strategies states that the fund may invest in cash, cash equivalent securities or short-term debt securities, repurchase agreements and money market instruments. These two sentences seem to be duplicative. Please delete the first sentence in the last paragraph.

Response: The Registrant confirms that the appropriate disclosure is included in the prospectuses. Accordingly, no change has been made to the prospectuses.

8.	Comment: Confirm that the risks listed in the prospectuses are principal risks.

Response: The Registrant confirms that depositary receipts and foreign securities risks are principal risks of the fund. Currency and fixed-income securities risk will be deleted from the prospectuses as they are not considered principal risks of the fund.

9.	Comment: Item 9 – Principal Investment Strategies: There is considerable detail in the principal investment strategies section. Can it be shortened?

Response: The Registrant confirms that the appropriate disclosure is included in the prospectuses. Accordingly, no change has been made to the prospectuses.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan